UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934



                      Integra Lifesciences Corporation
                              (Name of Issuer)


                     Common Stock, par value $.01 per share
                          (Title of Class of Securities)


                                  457985 10 9
                                 (CUSIP Number)

                             ______________________

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

_____________________________________________


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Union Carbide Corporation, 13-1421730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) \ \
                                                            (b) \ \
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States



NUMBER OF      5   SOLE VOTING POWER                     3,150,561
 SHARES        6   SHARED VOTING POWER                     None
BENEFICALLY    7   SOLE DISPOSITIVE POWER                3,150,561
   OWNED       8   SHARED DISPOSITIVE POWER                None
  BY EACH
PERSON WITH    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                    3,150,561

               10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW   \  \
                   (9) EXCLUDES CERTAIN SHARES*

               11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   13.41%

               12  TYPE OF REPORTING PERSON*

                   CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1   (a)   Name of Issuer
               Integra Lifesciences Corporation

         (b)   Address of Issuer's Principal Executive Offices
               105 Morgan Lane, Plainsboro, NJ 08536

Item 2   (a)    Name of Person Filing
                Union Carbide Corporation

         (b) Address of Principal Business Office or, if none, Residence 30 Old Ridgebury Road
                Danbury, CT 06817-0001

         (c)    Citizenship
                Not applicable

         (d)    Title of Class of Securities
                Common Stock, par value $.01 per share.

         (e)    CUSIP Number
                457985 10 9

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: Not applicable

Item 4    Ownership

          (a)  Amount Beneficially Owned
               3,150,561

          (b)  Percent of Class
               13.41%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:  3,150,561

              (ii)  shared power to vote or to direct the vote:  None

             (iii)  sole power to dispose or to direct the disposition of:
                    3,150,561

              (iv)  shared power to dispose or to direct the disposition of:
                    None

Item 5  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8   Identification and Classification of Members of the Group

         Not applicable.

Item 9   Notice of Dissolution of Group

         Not applicable.

Item 10  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired by the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Union Carbide Corporation's beneficial ownership of the common stock of Integra Lifesciences Corporation at December 31, 1995 is true, complete and correct.


Dated:  February   1, 1996


By /s/John MacDonald
__________________________________________
John MacDonald, Assistant Secretary